                       UNITED STATES             * * * * * * * * * * * * * * * *
             SECURITIES AND EXCHANGE COMMISSION  *         OMB APPROVAL        *
                   WASHINGTON, D.C. 20549        * --------------------------- *
                                                 * OMB Number:       3235-0145 *
                                                 * Expires:    August 31, 1991 *
                                                 * Estimated average burden    *
                                                 * hours per response...14.90  *
                                                 * * * * * * * * * * * * * * * *
                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*

                    Mac Frugal's Bargains * Close-outs Inc.
- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   554152108
                 ---------------------------------------------
                                 (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (10-88)               Page 1 of 7 pages

SCHEDULE 13G -- MAC FRUGAL'S BARGAINS * CLOSE-OUTS INC.
AMENDMENT NO. 4

CUSIP No. 554152108                                                                      13G
- --------------------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.                                I.D.  No. 62-0951781
- --------------------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)
                                                             (b) X
- --------------------------------------------------------------------------------------------
(3)  SEC USE ONLY
- --------------------------------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
- --------------------------------------------------------------------------------------------
                                              : (5) SOLE VOTING POWER
  OWNED BY EACH REPORTING PERSON WITH         :     (Discretionary Accounts)
                                              :     310,823 shares
                                              ----------------------------------------------
                                              : (6) NO VOTING POWER
                                              :     19,500 shares
                                              ----------------------------------------------
                                              : (7) SOLE DISPOSITIVE POWER
                                              :     310,823 shares
                                              ----------------------------------------------
                                              : (8) NO DISPOSITIVE POWER
                                              :     19,500 shares
- --------------------------------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     (Discretionary & Non-discretionary Accounts)
     330,323 shares
- --------------------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
- --------------------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     1.2%
- --------------------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON
     IA
- --------------------------------------------------------------------------------------------

SCHEDULE 13G -- MAC FRUGAL'S BARGAINS * CLOSE-OUTS INC.
AMENDMENT NO. 4

CUSIP No. 554152108                                                                      13G
- --------------------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                                                 I.D.  No. ###-##-####
- --------------------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)
                                                             (b) X
- --------------------------------------------------------------------------------------------
(3)  SEC USE ONLY
- --------------------------------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
- --------------------------------------------------------------------------------------------
                                              : (5) SOLE VOTING POWER
  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH :     (Discretionary Accounts)
  REPORTING PERSON WITH                       :     None
                                              ----------------------------------------------
                                              : (6) SHARED VOTING POWER
                                              :     None
                                              ----------------------------------------------
                                              : (7) SOLE DISPOSITIVE POWER
                                              :     None
                                              ----------------------------------------------
                                              : (8) SHARED DISPOSTIIVE POWER
                                              :     None
- --------------------------------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None  (See Item 3)
- --------------------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
- --------------------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     0.0%
- --------------------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON
     IN
- --------------------------------------------------------------------------------------------

SCHEDULE 13G -- MAC FRUGAL'S BARGAINS * CLOSE-OUTS INC.
AMENDMENT NO. 4

Item 1.

     (a) Name of Issuer: Mac Frugal's Bargains * Close-Outs Inc. ("Issuer")

     (b) Address of Issuer's Principal Executive Offices:

         2430 East Del Amo Blvd.
         Dominguez, CA 90220

Item 2.

     (a) and (b) Names and Principal Business Addresses of Persons Filing:

          (1) Southeastern Asset Management, Inc.
              6075 Poplar Avenue; Suite 900
              Memphis, TN 38119

          (2) Mr. O. Mason Hawkins
              Chairman of the Board and C.E.O.
              Southeastern Asset Management, Inc.
              6075 Poplar Avenue; Suite 901
              Memphis, TN 38119

     (c) Citizenship:
         Southeastern Asset Management, Inc. -- A Tennessee corporation Mr. O. Mason Hawkins -- U.S. Citizen

     (d) Title of Class of Securities: Common Stock (the "Securities").

     (e) Cusip Number: 554152108

Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

     (e) Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the

SCHEDULE 13G -- MAC FRUGAL'S BARGAINS * CLOSE-OUTS INC.
AMENDMENT NO. 4

         beneficial owner of any of the securities covered by this statement.

     (g) Parent Holding Company. This statement is also being filed by Mr.
         O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Hawkins does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.

ITEM 4.  OWNERSHIP:

     (a) Amount Beneficially Owned:

           330,323 shares

     (b) Percent of Class:

           1.2%

         Above percentage is based on 28,437,867 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q dated August 28, 1994.

     (c) Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote:

               310,823 shares

         (ii)  No power to vote or to direct the vote:

               19,500 shares

         (iii) Sole power to dispose or to direct the

SCHEDULE 13G -- MAC FRUGAL'S BARGAINS * CLOSE-OUTS INC.
AMENDMENT NO. 4

              disposition of:

              310,823

         (iv) No power to dispose or to direct the disposition of:

              19,500 shares

Item 5. Ownership of Five Percent or Less of a Class: This Amendment No. 4 is being filed to disclose that the reporting persons own less than 5% of the issued and outstanding Securities.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

Item 8.  Identification and Classification of Member of the Group:  N/A

Item 9.  Notice of Dissolution of Group:  N/A

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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SCHEDULE 13G -- MAC FRUGAL'S BARGAINS * CLOSE-OUTS INC.
AMENDMENT NO. 4

                                   Signatures


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 1994

                                          SOUTHEASTERN ASSET MANAGEMENT, INC.

                                          By  /s/ CHARLES D. REAVES
                                             -----------------------------------
                                              Charles D. Reaves
                                              Vice President and General Counsel


                                          O. MASON HAWKINS, INDIVIDUALLY

                                               /s/ O. MASON HAWKINS
                                             -----------------------------------


                             Joint Filing Agreement

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this
Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 8th day of December, 1994.

                                          SOUTHEASTERN ASSET MANAGEMENT, INC.

                                          By  /s/ CHARLES D. REAVES
                                             -----------------------------------
                                              Charles D. Reaves
                                              Vice President and General Counsel


                                          O. MASON HAWKINS, INDIVIDUALLY

                                              /s/ O. MASON HAWKINS
                                             -----------------------------------